UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32)*

ANIXTER INTERNATIONAL, INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
(CUSIP Number)

Jon Wasserman, Esq.
Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 035290105		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,528,299

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,528,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,528,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No: 035290105		Page 3 of 5 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 32 to Schedule 13D (“Amendment No. 32”) relates to the common stock, par value $1.00 per share (“Common Stock”) of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd., Glenview, Illinois 60026.  This Amendment No. 32 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer, as amended most recently by Amendment No. 31 filed on July 28, 2017 (the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock held directly by: KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”); Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); and SZ Intervivos QTIP Trust, a trust organized in Illinois and established for the benefit of Samuel Zell family members and the Zell Family Foundation (“QTIP”).  Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”) is the trustee of QTIP and each of the various trusts established for the benefit of Samuel Zell and his family (the “Trusts”) that own each of KMJZ and SIT directly and each of Alpha and ZFT indirectly.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by KMJZ, SIT, Alpha, ZFT and QTIP.  Chai Trust is sometimes referred to herein as the “Reporting Person.”  None of KMJZ, SIT, Alpha, ZFT or QTIP is a Reporting Person on the basis that none directly holds more than five percent of the shares of Common Stock.

The officers and senior managing directors of Chai Trust are as follows:

Scott R. Peppet	President and Senior Managing Director. Mr. Peppet also serves on the Issuer’s board of directors.
Mark Sotir	Chief Operating Officer, Vice President and Senior Managing Director. Mr. Sotir is also co-President and Chief Investment Officer – Corporate of the Equity Group Investments division of Chai Trust.
Philip G. Tinkler	Chief Financial Officer.
Jonathan D. Wasserman	Chief Legal Officer and Senior Managing Director.
James Bunegar	Chief Compliance Officer, Assistant Trust Officer and Treasurer.
Robert M. Levin
Senior Trust Officer and Senior Managing Director. Mr. Levin is also of counsel in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Lucille McFarland	Controller and Assistant Secretary.
Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
Thomas P. Heneghan	Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

SCHEDULE 13D

CUSIP No: 035290105		Page 4 of 5 Pages

David J. Contis	Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno, NV 89511.
JoAnn Zell	Senior Managing Director. Ms. Zell is also a physician.
Matthew Zell	Senior Managing Director. Mr. Zell is also a high school teacher.

The business address of Scott R. Peppet, Mark Sotir, Philip G. Tinkler, Jonathan D. Wasserman, James Bunegar, Lucille McFarland, Thomas P. Heneghan, JoAnn Zell, Matthew Zell, and the Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any officer or director listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Chai Trust is a limited liability company incorporated in Illinois.  All of the officers and directors listed in this Item 2 are United States citizens.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) There were 33,481,846 shares of Common Stock outstanding as of October 17, 2018, as reported by the Issuer on its Form 10-Q for the quarterly period ended September 28, 2018.

As of November 16, 2018, Chai Trust may be deemed to beneficially own a total of 1,528,299 shares of Common Stock, representing approximately 4.56% of the outstanding Common Stock.  This amount includes:  (i) 526,277 shares of Common Stock held by KMJZ, which represent approximately 1.57% of the outstanding Common Stock; (ii) 862,147 shares of Common Stock held by SIT, which represent approximately 2.57% of the outstanding Common Stock; (iii) 55,587 shares of Common Stock held by Alpha, which represent approximately 0.17% of the outstanding Common Stock; (iv) 55,588 shares of Common Stock held by ZFT, which represent approximately 0.17% of the outstanding Common Stock; and (v) 28,700 shares of Common Stock held by QTIP, which represent approximately 0.09% of the outstanding Common Stock.

(c) On November 16, 2018, a total of 675,000 shares of Common Stock were distributed, in-kind and for no consideration, from SIT to its sole member (one of the Trusts), and then further to certain beneficiaries of such Trust.

(d) Each of KMJZ, SIT, Alpha, ZFT and QTIP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock held by each of KMJZ, SIT, Alpha, ZFT and QTIP, respectively.

(e) On November 16, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of Common Stock.

SCHEDULE 13D

CUSIP No: 035290105		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Chief Financial Officer

November 20, 2018

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).